

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Form ~~10-KSB~~

(Mark One)

[X] **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 [Fee Required]**
For the Fiscal Year Ended December 31, 2005

[ ] **Transition Report Under Section 13 or 15(d) of the Securities Exchange Act of 1934 [No Fee Required]**

06037292

Commission File Number 0-20791

AMARILLO BIOSCIENCES, INC.

(Name of small business issuer in its charter)

Texas	**75-1974352**
(State of other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
4134 Business Park Drive, Amarillo, Texas	**79110-4225**
(Address of principal executive offices)	(Zip Code)

Issuer's telephone number, including area code: (806) 376-1741

Securities registered under Section 12(b) of the Exchange Act:

None.

Securities registered under Section 12(g) of the Exchange Act:

Common Stock, Par Value $.01
(Title of class)

Check whether the issuer is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. [ ]

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No ___

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [X]

Indicate by checkmark whether the registrant is a shell company (as defined in Rule 12(b)(2) of the Exchange Act). Yes ☐ No ☒

Revenues for its most recent fiscal year were $178,286.

As of December 31, 2005, there were outstanding 19,801,990 shares of the registrant's common stock, par value $.01, which is the only class of common or voting stock of the registrant. As of that date, the aggregate market value of the shares of common stock held by non-affiliates of the registrant (based on the closing price for the common stock on the OTC BB.AMAR) was approximately $8,514,856.

PART I

The following contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed in the forward-looking statements as a result of certain factors, including those set forth in "Management's 2006 Plan of Operations" as well as those discussed elsewhere in this Form 10-KSB. The following discussion should be read in conjunction with the Financial Statements and the Notes thereto included elsewhere in this Form 10-KSB.

ITEM 1. DESCRIPTION OF BUSINESS.

General

Amarillo Biosciences, Inc. (the "Company" or "ABI"), a Texas corporation formed in 1984, is engaged in developing biologics for the treatment of human and animal diseases. The Company is currently focusing its research on human health indications for the use of low-dose orally administered natural human interferon alpha, particularly for the treatment of Sjögren's syndrome, Behçet's disease, polycythemia vera, essential thrombocythemia, idiopathic pulmonary fibrosis and oral warts in HIV+ patients. The Company believes that significant worldwide opportunities exist for the development of low-dose orally administered natural interferon alpha as a cost-effective, non-toxic, efficacious alternative to the treatment of diseases by injection of high doses of interferon alpha. In addition, the Company believes that low-dose orally administered natural human interferon alpha will be an effective treatment for diseases or conditions for which current therapies are inadequate.

The Company owns or licenses 15 United States patents relating to the use or composition of low-dose oral natural interferon alpha and one patent on the dose formulation of our dietary supplement. Since 1992, the Company has filed with the U.S. Food and Drug Administration ("FDA"), and there now are in effect, 6 Investigational New Drug ("IND") Applications covering indicated uses for low-dose oral interferon alpha, including treatment of Behçet's disease, Sjögren's syndrome, and oral warts in HIV+ patients.

The Company's objective is to exploit its proprietary technology to become a leader in the field of low-dose oral applications of interferon alpha. The Company's business strategy is to pursue those indications for low-dose oral interferon alpha treatment for which initial clinical research has indicated the treatment is efficacious and which, in the opinion of the Company, have the greatest commercial potential and are most likely to be approved by the FDA. To the extent possible, the Company will attempt to minimize the cost to the Company of obtaining FDA approval by utilizing forms of interferon alpha already approved (in other dosage forms and for different indications) by the Japanese Ministry of Health and Welfare for human or animal use. The Company believes that cost savings will result from this strategy. The Company will attempt to gain market share for approved products by forming alliances with strong marketing partners.

The Company has 4 full-time employees. The Company makes extensive use of consultants in business and research and development. Governmental or FDA approval is required on the Company's principal products. The Company's progress toward approval is discussed under each specific indication, below.

Human Health Applications

Sjögren's Syndrome. Sjögren's syndrome is a chronic autoimmune disorder characterized by dryness of the eyes and mouth. It can exist as a primary disorder or in association with other autoimmune diseases such as rheumatoid arthritis, systemic lupus erythematosus and scleroderma. Patients with primary Sjögren's syndrome may have clinical signs such as rash, arthritis, pneumonitis and nephritis. Typical symptoms include the sensation of burning in the eyes, difficulty swallowing, painful throat, fatigue and dryness of the mouth, skin, nose and vagina. Oral candidiasis (a fungal infection of the mouth) may also arise as a result of reduced saliva flow. Although Sjögren's syndrome is not life threatening, it can cause extreme discomfort and seriously impair quality of life.

The Sjögren's Syndrome Foundation, Inc. estimates that there are approximately two to four million people in the United States who suffer from Sjögren's syndrome. The Company believes that the incidence of Sjögren's syndrome worldwide is similar to its incidence in the United States. Women constitute 90% of Sjögren's syndrome patients.

Topical use of artificial tears is the prevailing treatment for the dry eye symptom of the disease. Artificial tears must be used on a regular basis. Intensive oral hygiene is prescribed to prevent progressive oral problems that may develop as a result of the disease. Topical and systemic means of increasing salivary flow may provide transient relief of symptoms.

The Company believes that oral interferon alpha therapy helps to relieve the dryness associated with Sjögren's syndrome, improves secretory function, and may effectively supplement, or be used in lieu of existing treatments. The Company has completed two 24-week Phase III clinical trials of the use of interferon alpha lozenges in the treatment of primary Sjögren's syndrome. Results of both Phase III clinical trials demonstrate an improvement in saliva production in treated patients (see Arthritis Care & Research, 49:585-593, 2003). The studies were double-blinded, placebo-controlled tests in which a total of 497 patients were treated three times daily for 24 weeks with a lozenge containing either 150 international units (IU) of interferon alpha or a placebo. Analysis of participants who completed the trials, designated as evaluable patients, found a significant ($p=0.01$) increase in unstimulated whole saliva (UWS) production among the interferon alpha treated patients, as compared to those who received placebo. Increases in UWS are important to the Sjögren's patient since UWS represents the basal salivary flow that is present over 90% of the day.

Importantly, in interferon alpha treated subjects a significant ($p>0.05$) correlation was seen between increases in UWS and improvement in a number of the symptoms of Sjögren's syndrome that were assessed in the study, including oral dryness, throat dryness, nasal dryness and the ability to swallow foods. This finding suggests that patients were able to perceive a benefit of having increased salivary flow.

Because UWS was a secondary, and not the primary end point of these studies, these promising findings did not result in FDA approval. Instead, the FDA suggested that the Company sponsor an additional, large-scale Phase III study that would include UWS flow as the primary endpoint. Instead, the Company proposed a study designed to demonstrate, by biopsy, improvement at the site of disease activity, the salivary glands. The Company believes that, if successful, the salivary gland study results, along with the beneficial UWS results generated in the twin Phase III studies, would form a reasonable basis for the approval of oral interferon alpha in the treatment of Sjögren's syndrome. Even though the FDA stated their belief that the data package would still be insufficient, the Company plans to conduct a biopsy study and, if successful, to file for marketing approval.

Oral Warts in HIV+ Patients. Oral warts are lesions in the mouth caused by the human papillomaviruses. In open-label Phase I/II clinical studies with 36 patients, complete or partial clearance of oral warts was achieved in 71% (5/7) of HIV+ subjects given interferon-α at 1500 international units (IU) per day. A double-blind, placebo-controlled Phase II study to confirm and expand these findings is planned for initiation in 2006. The Company filed with the FDA Office of Orphan Drugs and was granted (Summer 2000) orphan drug status for low dose IFNα treatment in this condition.

Behçet's Disease. Behçet's disease is a severe chronic relapsing inflammatory disorder marked by oral and genital ulcers, eye inflammation (uveitis) and skin lesions, as well as varying multisystem involvement including the joints, blood vessels, central nervous system, and gastrointestinal tract. The oral lesions are an invariable sign, occurring in all patients at some time in the disease. Behçet's disease is found world-wide, and is a significant cause of partial or total disability. The US patient population has been estimated as 15,000. The Company filed with the FDA Office of Orphan Drugs and was granted (Spring 2000) orphan drug status for low dose orally administered IFNα treatment in this condition. A double-blind, placebo-controlled Phase II trial is planned for 2006.

At the end of February, 2006, Martin Cummins, Director of Regulatory and Clinical Affairs for ABI, visited Nobel Ilac Sanayii Ve Ticaret A.S. He participated in final investigatory meetings prior to the enrollment of 90 patients with Behcet's disease in a study of interferon lozenges versus placebo. The treatment duration is 12 weeks, with completion of the study expected within a year.

Idiopathic Pulmonary Fibrosis. Idiopathic Pulmonary Fibrosis (IPF) is a chronic inflammatory fibrotic disorder localized to the lower respiratory tract and characterized by an alveolitis dominated by alveolar macrophages, polymorphonuclear leukocytes (PMNs) and, to a lesser extent, lymphocytes and eosinophils. The disease usually presents as dyspnea on exertion, the chest x-ray shows diffuse reticulonodular infiltrates, and analysis of lung function reveals restrictive abnormalities. The disease process does not affect the upper or conducting airways, but bronchiolitis of respiratory bronchioles may be present and alveolar units are always involved.

Normally, overlying or interspersed in the alveoli are a variety of immune cells, including alveolar macrophages, dendritic macrophages, interstitial monocytes, lymphocytes, and inflammatory cells, such as PMNs and eosinophils. The cellular content of normal bronchial-alveolar lavage (BAL) fluid consists of approximately 80 percent alveolar macrophages, 10 percent lymphocytes (of which 70 percent are T lymphocytes), 1 to 5 percent B lymphocytes or plasma cells, 1 to 3 percent PMNs, and 1 percent eosinophils. In the lymphocyte population, the ratio of CD4 T helper and CD8 T suppressor/cytotoxic cells is about 1.5.

In the earliest, reversible forms of alveolar injury, "leakiness" of the alveolar type I cells and the adjacent capillary endothelial cells occurs, causing alveolar and interstitial edema and the formation of intra alveolar hyaline membranes. With persistence of the disease, increased alveolar-capillary permeability and desquamation of intra-alveolar cells (alveolitis), mural inflammation, and interstitial fibrosis are present on biopsy. This process is also reflected in the composition of cells and enzymes recovered in BAL fluid and in cellular components present in lung biopsy tissue. The presence and severity of the disease process are spotty in distribution; a continuum of inflammatory and fibrotic changes can be found throughout the affected lung. Fibrosis follows from an organization of inflammatory exudate within the airspaces in which fibroblasts beneath the type I epithelium proliferate and increase their production of fibronectin and collagen. Death of the patient usually occurs within 4-5 years of diagnosis.

ABI's low-dose orally administered interferon alpha is being tested as a treatment for IPF under an Advanced Technology Program Grant awarded by the State of Texas to the Texas Tech University Health Sciences Center in Lubbock. The $100,000 grant is being used by the Health Science Center to support a pilot study of 20 patients with IPF. ABI is collaborating on this research with Lorenz O. Lutherer, MD, PhD, professor, physiology, and Cynthia A. Jumper, MD, associate professor patient care, internal medicine, and is providing support in the form of study drug, data management and biostatistical analysis. A trial of low-dose, orally administered IFNα (150 IU three times daily) has shown minimal to no side effects. Subjects are evaluated with pulmonary function tests every three months and high resolution computed tomography (HRCT) at yearly intervals. Of the 9 subjects who have completed at least one year, the forced vital capacity has remained stable in 8 and the oxygen saturation after a 6-minute walk has been stable in 7 and improved in 1. One subject showing lack of progression has been followed for over 4 years and another for 2 years. The 8 subjects whose pulmonary function tests were stable showed no evidence of disease progression on HRCT scans. Most subjects who entered the study with a cough noted marked improvement within the first few weeks of treatment with corresponding increases in quality of life scores. These results strongly suggest that this regimen can prevent progression according to the criteria defined in the International Consensus Statement published by the American Thoracic Society.

Bone Marrow Disorders. ABI will commence to test low dose oral interferon alpha in forty patients with rare bone marrow proliferative disorders. The study will be conducted at a major Texas cancer center with a leading medical authority who specializes in the treatment of these myeloproliferative disorders. Twenty patients, each with either polycythemia vera (PV) or essential thrombocythemia (ET), will be given low dose oral interferon alpha daily as a treatment to relieve the signs and symptoms associated with these disorders.

In 1997-1998, Amarillo Biosciences, in conjunction with the Mayo Clinic, conducted a 48-week pilot study in the treatment of PV and ET. Human interferon alpha lozenges were administered to 7 PV and 6 ET patients. Because of the benefits noted in the pilot study, and because so few good treatment alternatives exist, this follow-up study is planned to commence in the second quarter of this year. The first study treated patients once per day, but with more clinical experience and a better understanding of the mechanism of action of oral interferon, the new study will dose patients three times per day.

PV and ET are stem cell disorders considered to be incurable. Treatment is directed at reducing morbidity and preventing life-threatening complications. The clinical course of both ET and PV are characterized by vasomotor disturbances (headaches, dizziness), acral dysesthesia (impaired sensations in limbs, fingers, ears), erythromelalgia (diffused redness and atrophy of skin on legs), visual symptoms, thrombohemorrahagic (inappropriate clotting) events, and the risk of transformation into acute myeloid leukemia or fibrosis of bone marrow.

Treatment efforts in ET strive to reduce clotting events in patients at high-risk for thrombosis without increasing the intrinsically low risk of leukemic transformation. All patients with PV require phlebotomy (drawing blood), with the goal of reducing hematocrit levels (the concentration of red blood cells). This maneuver prolongs survival by decreasing, but not abolishing, the risk of thrombosis. The goal of therapy in PV is not only to prevent thrombosis, but also to reduce the risk of transformation into acute myeloid leukemia or myelofibrosis.

In the previous 1997-1998 study, treatment response in PV patients was based on changes in hematocrit levels and phlebotomy requirement. Four of 7 subjects had a ≥50% reduction in phlebotomy requirement, compared to the 6 months prior to the study, and consequently were considered partial responders. Response in the ET subjects was based on changes in platelet count. One of 6 subjects experienced normalization of platelet count (complete response), 3 were unchanged and 2 experienced a progression of disease during interferon alpha lozenge therapy. No deaths or serious adverse events occurred in this study.

Patients are currently being enrolled in a study at M.D. Anderson Cancer Center in Houston, Texas, to evaluate interferon lozenges in patients with the pre-leukemic conditions known as essential thrombocythemia and polycythemia vera. The first stage of enrollment should be completed by August. Goal of the study is to support and expand on positive data ABI generated in treating these conditions at the Mayo Clinic.

Influenza. Warnings have been issued that the avian influenza virus presently killing animals and people in Asia may become the new strain of pandemic flu which could potentially kill millions of people. These warnings have sparked renewed interest in ways to treat or prevent influenza. Clinical observations from thousands of influenza patients in Russia, Ukraine, Bulgaria, China, and Japan claim significant clinical benefits to patients intranasally given low-dose (a few hundred to 10,000 units) interferon during natural outbreaks of influenza. In contrast, in experimental influenza virus challenge studies with human volunteers, those volunteers given 800,000 to 70 million units of interferon by intranasal delivery did not experience a clinical benefit. Data generated using low dose interferon was rejected by Western scientists because of the impure nature of the interferon used in early studies and because the low dose interferon did not seem to make any sense. This review proposes that the subject of low dose interferon for influenza be revisited. Intranasal and oral administration of low-dose interferon deliver interferon to the same receptors in the oral-pharyngeal cavity. Low-dose oral interferon may represent an inexpensive, safe way to modulate the immune system during, or before, influenza infection.

ABI has arranged to support two animal studies in influenza. In a study planned in Australia and another study planned in the USA, mice will be given oral interferon or placebo and challenged with mouse-adapted influenza virus. It is the Company's goal to generate animal data to support the human clinical data from studies in the former Soviet Union, Bulgaria, Japan and China. In those cases, it was reported that orally or intranasally administered interferon significantly ($P< 0.05$) reduced the severity and duration of naturally occurring influenza, compared to placebo. With these new animal data to supplement the human data, the Company hopes to insert oral interferon into the debate as to how best to respond to an influenza pandemic.

Strategic Alliance with HBL

Hayashibara Biochemical Laboratories, Inc. ("HBL") was established in 1970 to engage in research and development. It is a subsidiary of Hayashibara Company, Ltd., a privately-owned Japanese holding corporation with diversified subsidiaries. For more than 100 years the Hayashibara Company, Ltd. and its predecessors have been applying microbiological technology in the starch industry for the production of maltose and other sugars.

In 1981, HBL established the Fujisaki Institute to accelerate development of industrial methods for the production of biologics and to sponsor clinical trials for such products. In 1985, HBL built the Fujisaki Cell Center to support basic research. In 1987, HBL successfully accomplished the mass production of human cells in an animal host by producing human cells in hamsters. This made it possible to economically produce a natural form of human interferon alpha and other biologics. HBL also has developed and obtained patents for technology relating to the production of interferon alpha-containing lozenges by which the stability of the interferon alpha activity can be maintained for up to 24 months at room temperature and up to five years if the product is refrigerated. The Company believes that the use of such lozenges gives it advantages over competitive technologies in terms of cost, taste and ease of handling. On March 13, 1992, the Company entered into a Joint Development and Manufacturing/Supply Agreement with HBL (the "Development Agreement"). Such Development Agreement was subsequently amended on January 17, 1996; May 10, 1996; and September 7, 2001. The current expiration date of the Development Agreement is March 12, 2008, at which time it will automatically renew for an additional three (3) years, unless the parties agree otherwise. Among other things, the Development Agreement provides the Company with a source of natural human interferon alpha for use in the Company's interferon alpha-containing products. Additional information on the Development Agreement is set forth in footnote 4 to the Consolidated Financial Statements attached to this 10-KSB.

Strategic Alliance with Nobel

The Company signed a licensing and supply agreement in September 2004 with a leading Turkish pharmaceutical company, NOBEL ILAC SANAYII VE TICARET A.S., providing the rights to oral low-dose interferon-alpha for the treatment of Behçet's disease in Turkey and in Azerbaijan, Bosnia & Herzegovina, Bulgaria, Croatia, Georgia, Kazakhstan, Kyrghyzstan, Macedonia, Romania, Russia, Saudi Arabia, Slovenia, Tajikistan, Turkmenistan, Uzbekistan, and Federal Republic of Yugoslavia.

The license agreement covers a territory whose population is approximately 365 million. In Turkey, where the disease is more than 600 times more prevalent than in the United States, there are from 56,000 to 259,000 people who are afflicted with the disease, according to a review published in the New England Journal of Medicine. The U.S. Food and Drug Administration (FDA) has granted Orphan Drug Designation for this product for the clinical indication of Behçet's Disease to Amarillo Biosciences. The Orphan Drug Designation is designed to promote the development of treatments for diseases rare in the United States and provides certain marketing exclusivity incentives outlined under the Orphan Drug Act.

Under the terms of the agreement, ABI and NOBEL will conduct Behçet's disease studies in Turkey under an Investigating New Drug (IND) Application submitted by ABI to the U.S. FDA. U.S. FDA approval will be sought and this FDA approval will be owned by ABI, but will be used by NOBEL to seek regulatory approval in each country of the Territory.

In 2005, the clinical protocol was developed, clinical supplies were made and packaged, and clinical investigators identified. The first patients will be enrolled in April 2006.

At the end of February 2006, Martin Cummins, Director of Regulatory and Clinical Affairs for ABI, visited Nobel. He participated in final investigatory meetings prior to the enrollment of 90 patients with Behcet's disease in a study of interferon lozenges versus placebo. The treatment duration is 12 weeks, with completion of the study expected within a year.

Other Agreements

On October 19, 2005, ABI reached agreement with Global Kinetics of Kent, Washington to become the distributor of oral interferon in Cambodia. Global Kinetics' sales of interferon are expected to begin in the first half of 2006. The supply agreement between ABI and Global Kinetics on dry mouth relief was terminated.

On December 29, 2005 ABI announced that it had entered into a distribution agreement with Bumimedic (M) Sdn. Bhd, a Malaysian pharmaceutical company to market ABI's low-dose interferon (natural human IFN) in Malaysia, Singapore and Brunei. Bumimedic will apply for registration to have ABI's natural human IFN approved for sale, following which it will commence marketing the product. The terms of the agreement call for Bumimedic to manufacture the tablets from ABI's natural human IFN (which is supplied by Hayashibara Biochemical Laboratories), package the tablets and distribute them to local hospitals, pharmacies and clinics in Malaysia, Singapore and Brunei. Pursuant to the agreement, ABI will receive a series of payments, which will be received in three stages: upon formal execution of the distribution agreement, upon regulatory approval, and upon registration. ABI will also receive a royalty on the sale of the natural human IFN sold. This agreement was made possible through the company's previously announced relationship with Dr. Claus Martin, President and CEO, Gessellschaft Für Medizinisch and Technische Investionen mbH & CoKG. (GMTI), a privately held German venture capital group.

In 2005 the Company also entered into various other licensing and supply arrangements which could serve as a source of future revenue for the Company; however, none of these arrangements are currently contributing in a significant manner to the Company's revenue, and these arrangements are not considered by the Company's management to be material, either individually or in the aggregate.

Publishing

A manuscript entitled "Orally Administered Interferon Alpha has Systemic Effects" was published by the American Journal of Veterinary Research, Vol. 166, 164-176, 2005.

Animal Health Application

There is animal health approval for low dose oral administration of human interferon alpha supplied by Hayashibara Biochemical Laboratories (HBL) in Japan. The product was launched in Japan in September 2004. Amarillo Biosciences owns the distribution rights to HBL interferon for animal health outside Japan and receives a royalty on all Japanese HBL interferon sales.

Patents and Proprietary Rights

No new patents were issued in 2005.

Cost of Compliance with Environmental Regulations

The Company incurred no costs to comply with environment regulations in 2005.

Competition

The pharmaceutical industry is an expanding and rapidly changing industry characterized by intense competition. The Company believes that its ability to compete will be dependent in large part upon its ability to continually enhance and improve its products and technologies. In order to do so, the Company must effectively utilize and expand its research and development capabilities and, once developed, expeditiously convert new technology into products and processes, which can be commercialized. Competition is based primarily on scientific and technological superiority, technical support, availability of patent protection, access to adequate capital, the ability to develop, acquire and market products and processes successfully, the ability to obtain governmental approvals and the ability to serve the particular needs of commercial customers. Corporations and institutions with greater resources than the Company may, therefore, have a significant competitive advantage. The Company's potential competitors include entities that develop and produce therapeutic agents for treatment of human and animal disease. These include numerous public and private academic and research organizations and pharmaceutical and biotechnology companies pursuing production of, among other things, biologics from cell cultures, genetically engineered drugs and natural and chemically synthesized drugs. Almost all of these potential competitors have substantially greater capital resources, research and development capabilities, manufacturing and marketing resources and experience than the Company. The Company's competitors may succeed in developing products or processes that are more effective or less costly than any that may be developed by the Company, or that gain regulatory approval prior to the Company's products. The Company also expects that the number of its competitors and potential competitors will increase as more interferon alpha products receive commercial marketing approvals from the FDA or analogous foreign regulatory agencies. Any of these competitors may be more successful than the Company in manufacturing, marketing and distributing its products. There can be no assurance that the Company will be able to compete successfully.

Government Regulation

Once a new compound has been identified in the laboratory, medicines are developed as follows:

Preclinical Testing. A pharmaceutical company conducts laboratory and animal studies to show biological activity of the compound against the targeted disease, and the compound is evaluated for safety.

Investigational New Drug Application ("IND"). After completing preclinical testing, a company files an IND with the FDA to begin to test the drug in people. The IND becomes effective if the FDA does not disapprove it within 30 days. The IND shows results of previous experiments; how, where and by whom the new studies will be conducted; the chemical structure of the compound; how it is thought to work in the body; any toxic effects found in the animal studies; and how the compound is manufactured. All clinical trials must be reviewed and approved by the Institutional Review Board ("IRB") where the trials will be conducted. Progress reports on clinical trials must be submitted at least annually to FDA and the IRB.

Clinical Trials, Phase I. These tests involve about 20 to 80 normal, healthy volunteers. The tests study a drug's safety profile, including the safe dosage range. The studies also determine how a drug is absorbed, distributed, metabolized and excreted as well as the duration of its action.

Clinical Trials, Phase II. In this phase, controlled trials of approximately 100 to 300 volunteer patients (people with the disease) assess a drug's effectiveness.

Clinical Trials, Phase III. This phase usually involves 1,000 to 3,000 patients in clinics and hospitals. Physicians monitor patients closely to confirm efficacy and identify adverse events. These numbers may be modified based on the disease prevalence.

New Drug Application ("NDA")/Biologics License Application ("BLA"). Following the completion of all three phases of clinical trials, a company analyzes all of the data and files with FDA an NDA, in the case of a drug product, or a BLA in the case of a biologic product, if the data successfully demonstrate both safety and effectiveness. The NDA/BLA contains all of the scientific information that the Company has gathered. NDA's typically run 100,000 pages or more. By law, FDA is allowed twelve months to review a standard NDA/BLA.

Approval. Once FDA approves an NDA, the new medicine becomes available for physicians to prescribe. A company must continue to submit periodic reports to FDA, including any cases of adverse reactions and appropriate quality-control records. For some medicines, FDA requires additional trials (Phase IV) to evaluate long-term effects.

Research and Development

During the years ended December 31, 2005 and 2004, the Company incurred expenses of $187,810 and $171,043, respectively, resulting from Company-sponsored research and development activities. Research and development is expected to remain a significant component of the Company's business. The Company has arranged for others, at their cost, to perform substantially all of its clinical research and intends to continue to do so while utilizing its staff for monitoring such research. See also ITEM 6, "MANAGEMENT'S 2006 PLAN OF OPERATIONS - Research and Development".

ITEM 2. DESCRIPTION OF PROPERTY.

The Company's executive and administrative offices are located at 4134 Business Park Drive, Amarillo, Texas in a 1,800 square-foot facility rented by the Company. The building contains offices, and a small warehouse. The Company believes that the facility is inadequate and larger office space will be sought in the future.

ITEM 3. LEGAL PROCEEDINGS.

None.

PART II

ITEM 5. MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS.

The Company is presently traded on the OTC Bulletin Board under the symbol AMAR. The range of high and low bids as quoted on the OTC Bulletin Board for each quarter of 2005 and 2004 was as follows:

	2005		2004	
Quarter	High	Low	High	Low
First	$0.58	$0.29	$0.44	$0.27
Second	0.45	0.31	0.35	0.18
Third	0.38	0.27	0.32	0.20
Fourth	0.61	0.27	0.38	0.21

The quotations reflect inter-dealer bids without retail markup, markdown, or commission, and may not represent actual transactions. As of December 31, 2005, the Company had approximately 1,620 shareholders of record.

During 2005 there were 32 sales of the unregistered common stock of the Company by private placement, raising $850,014 in cash. Of those purchases, 8 were by individuals who were not accredited investors within the meaning of Rule 501 of Regulation D, promulgated under the U.S. Securities Act of 1933, and 24 purchases were made by accredited investors. Of these sales, 1,380,000 shares were sold for $0.10 per share; 3,435,000 shares were sold for $0.20 per share; and 113,700 shares were sold for $0.22 per share. The foregoing private placements were conducted in reliance on Rule 506, promulgated under Section 4(2) of the Securities Act of 1933.

The following shares of the Company were repurchased in 2005:

Shares repurchased from the Crowe Estate:	120 shares

ITEM 6. MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

The following discussion should be read in conjunction with our financial statements and the notes thereto which appear elsewhere in this report. The results shown herein are not necessarily indicative of the results to be expected in any future periods. This discussion contains forward-looking statements based on current expectations, which involve uncertainties. Actual results and the timing of events could differ materially from the forward-looking statements as a result of a number of factors. Readers should also carefully review factors set forth in other reports or documents that we file from time to time with the Securities and Exchange Commission.

Overview

The Company continues to engage in research and development activities focused on developing biologics for the treatment of human and animal diseases. The Company has not commenced any significant product commercialization and, until such time as it does, will not generate significant product revenues. The Company's accumulated deficit has increased, from approximately $22,507,207 at December 31, 2004 to $23,132,394 at December 31, 2005. Operating losses are expected to continue for the foreseeable future and until such time as the Company is able to attain sales levels sufficient to support its operations.

In 2006 the Company will continue its research and development activities, as well as the activities necessary to develop commercial partnerships and licenses. The Company's expenditure of financial resources in 2006 will fall principally into five broad categories, as follows: Research and Development; Personnel; Consulting and Professional (except legal and accounting); Legal and Accounting; and Public Relations, Investor Relations and Shareholder Relations. The Company's expectations and goals with respect to these categories are addressed separately below, by category.

ABI issued 37,994 unregistered shares of its voting common stock as payment for consulting services performed in 2005. Valuation of the stock granted ranged from $0.29 to $0.4467 per share which generated a value of $13,211.

Liquidity and Capital Resources

At December 31, 2005, the Company had available cash of approximately $193,515, and had a working capital deficit of approximately ($2,402,174). Assuming there is no decrease in current accounts payable, and accounting for various one–time expenses, the Company's negative cash flow is approximately $39,000 per month. The Company's continued losses and lack of liquidity indicate that the Company may not be able to continue as a going concern for a reasonable period of time. The Company's ability to continue as a going concern is dependent upon several factors including, but not limited to, the Company's ability to generate sufficient cash flow to meet its obligations on a timely basis, obtain additional financing and continue to obtain supplies and services from its vendors. The Company will need to raise additional funds in order to fully execute its 2006 Plan. The Company is presently negotiating with human health commercial development partners in various regions of the world including the United States, South America, China and Southeast Asia. The Company believes that one or more of these agreements will be executed during 2006. These agreements could generally include provisions for the commercial partner to pay ABI a technology access fee, could include payments for a portion of the clinical trial expenses, could include payment obligations to ABI upon the accomplishment of certain defined tasks and/or could provide for payments relating to the future sales of commercial product. These agreements could be an important source of funds for ABI. However, there can be no assurance that the Company will be successful in obtaining additional funding from human health commercial development partners or private investors. If the Company is not successful in raising additional funds, it will need to significantly curtail clinical trial expenditures and to further reduce staff and administrative expenses and may be forced to cease operations.

Total outstanding current liabilities decreased to approximately $2.6 million at December 31, 2005, as compared to approximately $2.8 million at December 31, 2004.

ITEM 7. FINANCIAL STATEMENTS.

The financial statements of the Company are set forth beginning on page F-1 immediately following the signature page of this report.

Critical Accounting Policies

We believe the following critical accounting policies, among others, affect our more significant judgments and estimates used in the preparation of our financial statements:

Accounting for Stock-Based Compensation

The Company accounts for stock-based compensation based on the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," as amended by the Financial Accounting Standards Board Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation." Accounting Principles Board Opinion No. 25 and Financial Accounting Standards Board Interpretation No. 44 state that no compensation expense is recorded for stock options or other stock-based awards to employees that are granted with an exercise price equal to or above the estimated fair value per share of the company's common stock on the grant date. We adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," which requires compensation expense to be disclosed based on the fair value of the options granted at the date of the grant.

In December 2002, the Financial Accounting Standards Board issued its Statement No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure—an amendment of Financial Accounting Standards Board Statement No. 123." This Statement amends Statement of Financial Accounting Standards No. 123, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of Statement of Financial Accounting Standards No. 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. The transition and annual disclosure provisions of Statement of Financial Accounting Standards No. 148 are effective for fiscal years ending after December 15, 2002, and the interim disclosure provisions were effective for the first interim period beginning after December 15, 2002. We did not voluntarily change to the fair value based method of accounting for stock-based employee compensation, therefore, the adoption of Statement of Financial Accounting Standards No. 148 did not have a material impact on our operations and/or financial position.

Deferred Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting purposes. A valuation allowance of $6,989,000 has been recorded to reduce the Company's deferred tax assets to the amount that is more likely than not to be realized. Consideration of estimated future taxable income and ongoing tax planning strategies is utilized in assessing the amount needed for the valuation allowance. Based on these estimates, all deferred tax assets have been reserved. If actual results differ favorably from those estimates used, the Company might be able to realize all or part of our net deferred tax assets. Such realization could positively impact operating results and cash flows from operating activities.

Comparison of results for the fiscal year ended December 31, 2005, to the fiscal year ended December 31, 2004.

Revenues. During the fiscal year ended December 31, 2005, $42,730 from product sales was generated compared to revenues from product sales for the fiscal year ended December 31, 2004, of $45,389, a decrease of $2,659 or approximately 6%. The decrease is primarily due to lack of sales of interferon products in 2005.

Selling, General and Administrative Expenses. Selling, General and Administrative expenses of $492,659 were incurred for fiscal year ended December 31, 2005, compared to $362,388 for the fiscal year ended December 31, 2004, an increase of $130,271. There was $13,212 in non-cash expenses in recognition of stock issued to cover services provided by consultants in lieu of cash.

Non-Cash Consulting Activities. During the year ended December 31, 2005, the Board of Directors authorized the issuance of shares of restricted common stock to various consultants in lieu of cash payments. Based upon the common stock trading price at the times of issuance, and FASB rules, a non-cash consulting expense of $13,212 was recorded for the issuance of these shares during the year ended December 31, 2005. In addition, the Company issued 450,000 options to consultants, to purchase restricted common stock in exchange for consulting services. The options are as follows, 250,000 at $0.01 per share, and 200,000 options at $0.05 per share. These options were exercised and the fair market value of the stock sales were stated; 250,000 shares for $0.01 per share, generating $2,500 in cash and $77,500 in non-cash consulting services; and 200,000 shares for $0.05 per share, generating $10,000 in cash and $60,000 in non-cash consulting services.

Net Income (Loss). Net Loss applicable to common shareholders for the fiscal year ended December 31, 2005 was $625,186 compared to a Net Loss of $595,205 for the fiscal year ended December 31, 2004.

RISK FACTORS

You should carefully consider the risks described below before making an investment in Amarillo Biosciences, Inc. All of these risks may impair our business operations. If any of the following risks actually occurs our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Relating to our Business

We may not be able to adequately protect and maintain our intellectual property.

Our success will depend in part on our ability to protect and maintain our patents, intellectual property rights and licensing arrangements for our products and technology. No assurance can be given that licenses or rights used by Amarillo Biosciences, Inc. will not be challenged, infringed or circumvented, or that the rights granted thereunder will provide competitive advantages to us. Furthermore, there can be no assurance that we will be able to remain in compliance with our existing or future licensing arrangements. Consequently, there may be a risk that licensing arrangements are withdrawn with no penalties to the licensee or compensation to Amarillo Biosciences, Inc.

We rely on third parties for the supply, manufacture and distribution of our products.

Third parties manufacture and distribute all of our products. We do not currently have manufacturing facilities or personnel to independently manufacture our products. Currently, Marlyn Nutraceutical manufactures our nutraceutical products. Our licensed distributors, in the United States and Internationally distribute the nutraceutical products. Except for any contractual rights and remedies that we may have with our manufacturer and our distributor, we have no control over the availability of our products, their quality or cost or the actual distribution of our products. If for any reason we are unable to obtain or retain third-party manufacturers and distributors on commercially acceptable terms, we may not be able to produce and distribute our products as planned. If we encounter delays or difficulties with our contract manufacturer in producing or packaging our products or with our distributor in distributing our products, the production, distribution, marketing and subsequent sales of these products would be adversely affected, and we may have to seek alternative sources of supply or distribution or abandon or sell product lines on unsatisfactory terms. We may not be able to enter into alternative supply, production or distribution arrangements on commercially acceptable terms, if at all. There can be no assurance that the manufacturer that we have engaged will be able to provide sufficient quantities of these products or that the products supplied will meet with our specifications or that our distributor will be able to distribute our products in accordance with our requirements.

We are dependant on certain key existing and future personnel.

Our success will depend, to a large degree, upon the efforts and abilities of our officers and key management employees such as Joseph M. Cummins, our President, Chief Executive Officer and Chief Financial Officer; and Martin J. Cummins, our Director of Clinical and Regulatory Affairs. The loss of the services of one or more of our key employees could have a material adverse effect on our operations. We do not currently have employment agreements with any of our employees. We do not currently maintain key man life insurance on any of our key employees. In addition, as our business plan is implemented, we will need to recruit and retain additional management and key employees in virtually all phases of our operations. We cannot assure that we will be able to successfully attract and retain key personnel.

Our growth is dependent on our ability to successfully develop, acquire or license new drugs.

We must invest substantial time, resources and capital in identifying and developing new drugs, dosage and delivery systems, either on our own or by acquiring and licensing such products from third parties. Our growth depends, in part, on our success in such process. Our planned expansion over time is founded on a simple principal of introducing two new products or line extensions each year and to expand distribution into two new territories each year. This strategy has the advantage of building brands through geographic expansion and line extensions, and establishing incremental capabilities for new product introductions. We believe that our planned expansion will require $5.0 million in total over three years, which we intend to fund out of our future revenues and, if necessary, additional financing. If we are unable to either develop new products on our own or acquire licenses for new products from third parties, our ability to grow revenues and market share will be adversely affected. In addition, we may not be able to recover our investment in the development of new drugs, given that projects may be interrupted, unsuccessful, not as profitable as initially contemplated or we may not be able to obtain necessary financing for such development if we are unable to fund such development from our future revenues. Similarly, there is no assurance that we can successfully secure such rights from third parties on an economically feasible basis.

We may be subject to product liability claims in the future.

We face an inherent business risk of exposure to product liability claims in the event that the use of our technologies or products are alleged to have resulted in adverse side effects. Side effects or marketing or manufacturing problems pertaining to any of our products could result in product liability claims or adverse publicity. These risks will exist for those products in clinical development and with respect to those products that receive regulatory approval for commercial sale. Furthermore, although we have not historically experienced any problems associated with claims by users of our products, we do not currently maintain product liability insurance. We plan to have a product liability insurance plan in place in 2006; however, there can be no assurance that we will be able to acquire product liability insurance with terms that are commercially feasible.

Risks Relating to Ownership of Common Stock.

There may not be sufficient liquidity in the market for our securities in order for investors to sell their securities.

There is currently only a limited public market for our common stock, which is listed on the Bulletin Board, and there can be no assurance that a trading market will develop further or be maintained in the future.

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 8A. CONTROLS AND PROCEDURES.

As of December 31, 2005, the disclosure controls and procedures in place have been evaluated and are sufficient to ensure the accurate and full disclosure of financial matters.

The management of the Company is responsible for establishing and maintaining internal controls over the financial reporting of the Company. The Company uses the following framework to evaluate the effectiveness of the internal controls over financial reporting:

We maintain a system of disclosure controls and procedures that are designed to provide reasonable assurance that information, which is required to be timely disclosed, is accumulated and communicated to management in a timely fashion.

In the ordinary course of business, we review our system of internal control over financial reporting and make changes to our systems and processes to improve controls and increase efficiency, while ensuring that we maintain an effective internal control environment. Changes may include such activities as implementing new, more efficient systems and automating manual processes.

An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures was performed as of the end of the period covered by this report. This evaluation was performed under the supervision and with the participation of management, including our Chief Executive Officer, who is also currently the Chief Financial Officer. Based upon that evaluation, our Chief Executive Officer concluded that our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to management, including our Chief Executive Officer, to allow timely decisions regarding required disclosure and are effective to provide reasonable assurance that such information is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms.

As of December 31, 2005, the Company's internal controls are effective to ensure full and fair internal disclosure of financial matters. The Company's accounting firm has issued an attestation report on the management's assessment of the Company's internal controls. No material changes to the Company's internal controls were made in 2005 and no material weaknesses in such controls were found.

ITEM 8B. OTHER INFORMATION.

The matters disclosed under PART II, ITEM 5, regarding private placements by the Company of its securities during 2005, were required to be reported in one or more Form 8-Ks during 2005, but were not so reported. All such matters required to be reported on Forms 8-K during 2005 have been included in ITEM 5 of this Form 10KSB.

PART III

ITEM 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT.

As of December 31, 2005, the directors and executive officers of the Company were as follows:

Name	**Age**	**Position**
Joseph Cummins, DVM, PhD (1)(3)....................	63	Chairman of the Board, President, Chief Executive Officer, Chief Financial Officer

Name	Age	Position
		and Director
Stephen Chen, PhD (2)(4)...................................	56	Director
Katsuaki Hayashibara (3)(4)(5)	61	Director
Dennis Moore, DVM (1)(4)(5)	59	Director
James Page, MD (1)(2)(5)...................................	78	Director

The following is not an executive officer, but is expected by the Company to make a significant contribution to the business:

Martin J. Cummins..	38	Director of Clinical & Regulatory Affairs

(1) Member of the Executive Committee.
(2) Member of the Compensation Committee.
(3) Member of the Finance Committee.
(4) Member of the Audit Committee.
(5) Member of the Stock Option Plans Administration Committee.

Joseph Cummins has been the Chairman of the Board of the Company since he founded it in June 1984. Dr. Cummins has also served as President of the Company since December 1994 and as Chief Financial Officer since October 1998. Dr. Cummins has been conducting research on oral cytokines, most particularly interferon alpha, in animals and humans for 29 years. Dr. Cummins has more than 40 publications and a dozen patents that reflect his work in the field of oral interferon. He received a PhD degree in microbiology from the University of Missouri in 1978 and a doctor of veterinary medicine degree from the Ohio State University in 1966.

Stephen Chen has been a director of the Company since February 1996. He has been President and Chief Executive Officer of STC International, Inc., a health care investment firm, since May 1992. From August 1989 to May 1992 he was Director of Pharmaceutical Research and Development for the Ciba Consumer Pharmaceuticals Division of Ciba-Geigy.

Katsuaki Hayashibara has been a director of the Company since 1994. Mr. Hayashibara was named Director of the Overseas Business Development Division of Hayashibara Company, Ltd. in January 1997. Prior to 1997, Mr. Hayashibara served as Director of Research and Development for HBL.

Dennis Moore has been a director of the Company since 1986. Dr. Moore has been a doctor of veterinary medicine since 1972 and was in private practice from 1972 to 1995. Since 1995, Dr. Moore has been involved in managing his personal investments.

James Page has been a director of the Company since February 1996. Prior to retiring in 1991 as a Vice President with Adria Laboratories, Inc., a pharmaceutical company specializing in therapy given to cancer and AIDS patients, Dr. Page held various upper management level positions with Carter Wallace, Inc., Merck Sharpe & Dohme Research Laboratories and Wyeth Laboratories.

Martin Cummins has held several positions within the Company since joining the Company full-time in June 1992. Mr. Cummins currently oversees all research studies involving human participants as Director of Clinical and Regulatory Affairs. Martin Cummins is the son of Joseph Cummins.

The Company's directors are elected at the annual meeting of shareholders to hold office until the annual meeting of shareholders for the ensuing year or until their successors have been duly elected and qualified. Directors are reimbursed for any out-of-pocket expenses in connection with their attendance at meetings. In the event of the voluntary termination of a recipient's association with the Company as a director, the options must be exercised within 90 days after such termination, and in the event they are not so exercised, will lapse.

Officers are elected annually by the Board of Directors and serve at the discretion of the Board.

Audit Committee Financial Expert

The Company does not have an audit committee financial expert because no one on the board has the education or experience to qualify as an audit committee financial expert. An audit committee financial expert is a person who has an understanding of GAAP and financial statements; the ability to assess accounting and financial principles in connection with the accounting of the Company; experience preparing, auditing, analyzing, or evaluating financial statements; an understanding of internal controls over financial reporting; and an understanding of audit committee functions.

Code of Ethics

The Company's Code of Ethics may be found on the Company's website, www.amarbio.com.

Compliance with Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") requires directors and officers of the Company and persons who own more than 10 percent of the Company's common stock to file with the Securities and Exchange Commission (the "Commission") initial reports of ownership and reports of changes in ownership of the common stock. Directors, officers and more than 10 percent shareholders are required by the Exchange Act to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge based solely on a review of the copies of such reports furnished to the Company, all filings applicable to its directors, officers and more than 10% beneficial owners were timely filed.

ITEM 10. EXECUTIVE COMPENSATION.

The following table sets forth for the three years ended December 31, 2005 compensation paid by the Company to its Chairman of the Board, President and Chief Executive Officer. None of the Company's other executive officers had annual salary and bonus in excess of $100,000 for services rendered during any of the three years ended December 31, 2005.

Summary Compensation Table

		Annual Compensation			Long Term Compensation
Name and Principal Position	Year	Salary	Bonus	Other Compen-sation	Securities Underlying Options
Dr. Joseph M. Cummins, Chairman of the Board, President and Chief Executive Officer	2005	$ 177,000	$ –	$ –	600,000
	2004	$ 74,716	$ –	$ –	650,000
	2003	$ 103,779	$ –	$ –	490,000

Option Grants in 2005

The following table sets forth certain information relating to options granted in 2005 to the executive officers named above, to purchase shares of common stock of the Company.

Name	Number of Shares of Common Stock Underlying Options Granted (#)	% of Total Options Granted to Employees in 2005	Exercise or Base Price ($/Sh)	Expiration Date
Joseph M. Cummins	100,000	7.7%	$0.40 (1)	02/25/2010
	500,000	38.5%	$0.30 (1)	08/22/2010

(1) The fair market value of the common stock on the date of the grant.

Aggregated Option Exercises at December 31, 2005
And Year-End Option Values

The following table sets forth information for the executive officers named above, regarding the exercise of options during 2005 and unexercised options held at the end of 2005.

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Shares of Common Stock Underlying Unexercised Options at December 31, 2005 (#) Exercisable/Unexercisable	Value of Unexercised In-The-Money Options at December 31, 2005 ($) (1) Exercisable/Unexercisable
Joseph Cummins	--	--	1,788,486 / None	$769,049 / None

(1) Calculated based on the closing price of the common stock ($0.43) as reported by OTC BB on December 30, 2005.

Director Compensation for Last Fiscal Year

	Cash Compensation		Stock Options
Name	Meeting Fees (1)	Consulting Fees (2)	Number of Securities Underlying Options
Stephen Chen, PhD	$ --	$ --	600,000
Katsuaki Hayashibara	--	--	600,000
Dennis Moore, DVM	--	--	600,000
James Page, MD	--	--	600,000

(1) Directors do not receive compensation for attendance at directors' meetings.
(2) Directors may receive up to $1,200 per day, prorated for partial days, for employment on special projects or assignments.

There are no employment agreements with any of the executives of the Company.

ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

As of December 31, 2005, there were 19,801,990 shares of the Company's common stock outstanding. The following table sets forth as of December 31, 2005, the beneficial ownership of each person who owns more than 5% of such outstanding common stock:

Name and Address	Amount and Nature of Beneficial Ownership	Percent of Class Owned
Hayashibara Biochemical Laboratories, Inc. 2-3 Shimoishii 1-chome Okayama 700, Japan	3,290,781	17%

The following table sets forth the beneficial ownership of the Company's stock as of December 31, 2005 by each executive officer and director and by all executive officers and directors as a group:

Name and Address of Owner	Amount and Nature of Beneficial Ownership	Percent of Class Owned
Joseph Cummins 2122 Harrison Amarillo, TX 79109	2,025,032[1]	9.4%
Dennis Moore 402 Fish Hatchery Hamilton, MT 59840	864,299[2]	4.2%
Katsuaki Hayashibara 2-3, Shimoishii, 1-chome Okayama, 700 Japan	912,365[3]	4.4%
Stephen Chen Floor 7-1, No. 18 Xin Yi Road, Sec. 5 Taipei, Taiwan	864,125[4]	4.2%
James Page 103 Clubhouse Lane, #182 Naples, FL 34105	864,125[5]	4.2%
Total Group (all directors and executive officers - 5 persons)	5,529,946	22.2%

[1] 1,788,486 of these shares are exercisable options
[2] 814,125 of these shares are exercisable options
[3] 864,125 of these shares are exercisable options
[4] 814,125 of these shares are exercisable options
[5] 864,125 of these shares are exercisable options

Employee Stock Option Plan

The Company has an employee stock option plan entitled the 1996 Employee Stock Option Plan, which has been approved by the shareholders of the Company, and which was amended and restated effective September 12, 1998, and May 11, 1999, both of said amendments and restatements also having been approved by the shareholders of the Company. 590,000 shares of the Company's common stock are reserved for issuance under said Employee Stock Option Plan; however, none of such options are currently outstanding to employees of the Company. Options granted in prior years under the Employee Stock Option Plan have either lapsed, or have been exercised in full, or have been returned to the Company in exchange for non-qualified stock options. However, the Company may grant qualified stock options to employees under the Employee Stock Option Plan from time to time in the future.

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The Company has relied significantly on HBL, the largest shareholder of the Company, for a substantial portion of its capital requirements. Pursuant to the Development Agreement described at Item 1 of Part 1 above, HBL advanced $9,000,000 for funding of research. In addition, HBL has purchased substantial amounts of the Company's common stock from time to time, to the point where it now owns 17% of the issued and outstanding shares of common stock of the Company. HBL loaned $1 million to the Company on November 30, 1999 and an additional $1 million on February 29, 2000, both loans bearing interest at 4.5% per annum. The November 30, 1999 loan has been extended until December 2006 and the February 29, 2000 loan has been extended to February 29, 2007. The aggregate balance on both notes at December 31, 2005, including principal and accrued interest, was $2,510,701. In addition to the above, HBL and the Company are parties to various license and manufacturing and supply agreements pursuant to which the Company licenses certain technology to or from HBL. HBL supplies formulations of its interferon alpha and other products to the Company.

During 2005, the Company used the law firm of SandersBaker, P.C. Mr. Edward Morris, Secretary of the Company is a partner in that firm. The Company was invoiced $20,354 by said firm in 2005.

All future transactions and loans between the Company and its officers, directors and 5% shareholders will be on terms no less favorable to the Company than could be obtained from independent third parties. There can be no assurance, however, that future transactions or arrangements between the Company and its affiliates will be advantageous, that conflicts of interest will not arise with respect thereto or that if conflicts do arise, that they will be resolved in favor of the Company.

ITEM 13. EXHIBITS

EXHIBIT INDEX

3.1† Restated Articles of Incorporation of the Company, dated June 22, 1999.

3.3* Bylaws of the Company.

4.1* Specimen Common Stock Certificate.

4.2* Form of Underwriter's Warrant.

10.2* License Agreement dated as of March 22, 1988 between the Company and The Texas A&M University System.

10.5* Joint Development and Manufacturing/Supply Agreement dated March 13, 1992 between the Company and HBL, as amended.

10.7* Japan Animal Health License Agreement dated January 20, 1993 between the Company and HBL.

10.11* Manufacturing/Supply Agreement dated June 1, 1994 between the Company and HBL.

10.12* Settlement Agreement dated April 27, 1995 among the Company, ISI, Pharma Pacific Management Pty. Ltd. ("PPM"), Pharma Pacific Pty. Ltd., Pharma Pacific Ltd. and Fernz Corporation Limited.

10.14* PPM/ACC Sublicense Agreement dated April 27, 1995 between PPM and the Company.

10.18* Form of Consulting Agreement between the Company and the Underwriter.

10.20† 1996 Employee Stock Option Plan, Amended and Restated as of May 11, 1999.

10.21† Outside Director and Advisor Stock Option Plan, Amended and Restated as of May 11, 1999.

10.22* Form of Indemnification Agreement between the Company and officers and directors of the Company.

10.23* Indemnification Agreement between HBL and the Company.

10.26**	License Agreement dated July 22, 1997 between Hoffmann-La Roche, Inc. and the Company.
10.27**	Distribution Agreement dated January 12, 1998 between Global Damon Pharmaceutical and the Company.
10.28**	Distribution Agreement dated September 17, 1997 between HBL and the Company (tumor necrosis factor-alpha).
10.29**	Distribution Agreement dated September 17, 1997 between HBL and the Company (interferon gamma).
10.30***	Amendment No. 1 dated September 28, 1998 to License Agreement of March 22, 1988 between The Texas A&M University System and the Company.
10.36††	License Agreement dated February 1, 2000 between Molecular Medicine Research Institute and the Company (interferon gamma administered orally).
10.37†† [a]	License and Supply Agreement dated April 3, 2000 with Key Oncologics (Pty) Ltd. and the Company.
10.38††	Amendment No. 1 dated April 4, 2000, to Interferon Gamma Distribution Agreement dated September 17, 1997 between HBL and the Company (interferon gamma).
10.39†† [a]	License and Supply Agreement dated April 25, 2000 between Biopharm for Scientific Research and Drug Industry Development and the Company.
10.40†† [a]	Sales Agreement dated May 5, 2000 between Wilke Resources, Inc. and the Company.
10.41††	Engagement Agreement dated September 26, 2000 between Hunter Wise Financial Group, LLC and the Company.
10.42†† [a]	Supply Agreement (Anhydrous Crystalline Maltose) dated October 13, 2000 between Hayashibara Biochemical Laboratories, Inc. and the Company.
10.43†† [a]	Supply Agreement dated December 11, 2000 between Natrol, Inc. and the Company.
10.44††† [a]	License Agreement dated September 7, 2001 between Atrix Laboratories, Inc. and the Company.
10.45†††† [a]	Supply Agreement dated June 20, 2004 between Global Kinetics, Inc. and the Company.
10.46†††† [a]	License and Supply Agreement dated September 13, 2004 between Nobel ILAC SANAYII VE TICARET A.S. and the Company.
10.47 [a]	License and Supply Agreement dated October 19, 2005 between Global Kinetics, Inc. and the Company.
10.48 [a]	License and Supply Agreement dated January 18, 2006, between Bumimedic (Malaysia) SDN. BHD., and the Company.

21. Subsidiaries of the Company. The following sets forth the name and jurisdiction of incorporation of each subsidiary of the Company. All of such subsidiaries are wholly-owned by the Company.

Name	Jurisdiction of Incorporation
Vanguard Biosciences, Inc.	**Texas**
Veldona Africa, Inc.	**Texas**
Veldona Poland, Inc.	**Texas**
ABI Taiwan, Inc.	**Texas**
Amarillo Cell of Canada, Inc.	**Texas**

99.1 906 Certification

*The Exhibit is incorporated by reference to the exhibit of the same number to the Company's Registration Statement on Form SB-2 filed with and declared effective by the Commission (File No. 333-4413) on August 8, 1996.

**The Exhibit is incorporated by reference to the Company's 1997 Annual Report on Form 10-KSB filed with the Commission on or before March 31, 1998.

***The Exhibit is incorporated by reference to the Company's 1998 Annual Report on Form 10-KSB filed with the Commission on or before March 31, 1999.

† The Exhibit is incorporated by reference to the Company's Report on Form 10-QSB for the quarterly period ended June 30, 1999, filed with the Commission on August 12, 1999 and subsequently amended on September 13, 1999.
†† The Exhibit is incorporated by reference to the Company's 2000 Annual Report on Form 10-KSB filed with the Commission on or before April 16, 2001.
††† The Exhibit is incorporated by reference to the Company's Report on Form 8-K filed with the Commission on September 24, 2001.
†††† The Exhibit is incorporated by reference to the Company's 2004 Annual Report on Form 10-KSB filed with the Commission on or before April 15, 2005.
[a]Portions of this exhibit have been omitted and filed separately with the commission.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following summarizes the fees incurred by the Company during 2004 and 2005 for accountant and related services.

Audit Fees

	2005	2004
Malone & Bailey, PLLC		**$15,000**
Lopez, Blevins, Bork & Assoc. LLP	**$17,875**	**$ 3,500**

Audit-Related Fees

	2005	2004
Johnson & Sheldon	**$465**	**$575**

Tax Fees

	2005	2004
Johnson & Sheldon	**$2,750**	**$2,100**

All Other Fees

None.

Accountant Approval Policy

Before an accountant is engaged by the Company to perform audit or non-audit services, the accountant must be approved by the Company's Audit Committee.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMARILLO BIOSCIENCES, INC.

Date: March 31, 2006

By: /s/ Joseph M. Cummins
Joseph M. Cummins, Chairman of the Board, President, Chief Financial Officer and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Joseph M. Cummins Joseph M. Cummins	Chairman of the Board, President, Chief Financial Officer, Director and Chief Executive Officer	March 31, 2006
/s/ Stephen T. Chen Stephen T. Chen	Director	March 31, 2006
/s/ Katsuaki Hayashibara Katsuaki Hayashibara	Director	March 31, 2006
/s/ Dennis Moore Dennis Moore	Director	March 31, 2006
/s/ James A. Page James A. Page	Director	March 31, 2006

FORM OF CERTIFICATION
PURSUANT TO RULE 13a-14 AND 15d-14
UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

CERTIFICATION

I, Joseph M. Cummins, certify that:

1. I have reviewed this annual report on Form 10-KSB of Amarillo Biosciences, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the periods covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days of the filing date of this annual report (the "Evaluation Date"); and

(c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. As the registrant's certifying officer I have disclosed, based on the most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize, and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

6. I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 31, 2006

/s/ Joseph M. Cummins
Name: Joseph M. Cummins
Title: President and Chief Executive Officer
and Chief Financial Officer

EXHIBIT 99.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Amarillo Biosciences, Inc. on Form 10-KSB for the period ended December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned, in the capacities and on the dates indicated below, hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of his knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operation of the Company.

Date: March 31, 2006

By: /s/ Joseph M. Cummins
Joseph M. Cummins
President, Chief Executive Officer
and Chief Financial Officer

Amarillo Biosciences, Inc. and Subsidiaries
Consolidated Financial Statements

Year ended December 31, 2005

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors
Amarillo Biosciences, Inc.

We have audited the accompanying consolidated balance sheet of Amarillo Biosciences, Inc. and subsidiaries as of December 31, 2005, and the related consolidated statements of operations, stockholders' deficit and cash flows for each of the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amarillo Biosciences, Inc. and subsidiaries as of December 31, 2005, and the consolidated results of their operations and their cash flows for each of the two years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, the Company's recurring losses from operations and the need to raise additional financing in order to execute its 2006 Plan raise doubt about its ability to continue as a going concern. (Management's plans as to these matters are also described in Note 1.) The 2005 financial statements do not include any adjustments that might result from the outcome of this uncertainty.

LOPEZ, BLEVINS, BORK & ASSOCIATES, LLP
Houston, Texas
March 27, 2006

Amarillo Biosciences, Inc. and Subsidiaries
Consolidated Balance Sheet
December 31, 2005

Assets		
Current assets:		
Cash	$	193,315
Other current assets		2,788
Total current assets		196,103
Equipment, net		725
Patents, net of accumulated amortization of $191,789		118,907
Total assets	$	315,735
Liabilities and Stockholders' Deficit		
Current liabilities:		
Accounts payable	$	41,513
Accrued interest expense		510,701
Notes payable, including notes payable to stockholder		2,093,500
Total current liabilities		2,645,714
Total Liabilities		2,645,714
Commitments and contingencies		
Stockholders' deficit		
Preferred stock, $.01 par value:		
Authorized shares - 10,000,000		
Issued shares - none		-
Common stock, $.01par value:		
Authorized shares - 50,000,000		
Issued shares - 19,801,870		198,019
Additional paid-in capital		20,648,219
Accumulated deficit		(23,176,217)
Total stockholders' deficit		(2,329,979)
Total liabilities and stockholder's deficit	$	315,735

See accompanying summary of significant accounting policies and notes to consolidated financial statements.

Amarillo Biosciences, Inc. and Subsidiaries
Consolidated Statements of Operations

	Years ended December 31,	
	2005	2004
Revenues:		
Dietary supplement sales	$ 42,730	$ 35,899
Interferon sales	-	9,490
Federal research grant	44,349	-
Royalty revenue	67,486	-
Other	-	6,117
Total Revenues	154,565	51,506
Expenses:		
Cost of sales	22,456	14,949
Research and development expenses	187,810	171,043
Selling, general and administrative expenses	492,659	362,388
Interest expense	120,651	98,331
Total Expenses	823,576	646,711
Net income (loss)	$ (669,011)	$ (595,205)
Basic and diluted net income (loss) per share	$ (0.04)	$ (0.05)
Weighted average shares outstanding	16,495,678	12,446,690

See accompanying summary of significant accounting policies and notes to consolidated financial statements.

Amarillo Biosciences, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Deficit
Years Ended December 31, 2005 and 2004

	Issuance Price	Common Stock		Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Deficit
		Shares	Amount			
Balance at December 31, 2003		11,060,017	$ 110,600	$ 19,279,417	$ (21,912,001)	$ (2,521,984)
Net loss for year ended December 31, 2004		-	-	-	(595,205)	(595,205)
Issuance of common stock for services	0.2033-0.350	47,380	474	13,486	-	13,960
Issuance of common stock for cash in private placements	0.10-0.13	2,576,385	25,764	245,166	-	270,930
Issuance of common stock for debt	0.37	100,000	1,000	36,000	-	37,000
Exercise of options for service	0.20-0.21	450,000	4,500	87,500	-	92,000
Exercise of options for cash	0.06	151,514	1,515	7,576	-	9,091
Balance at December 31, 2004		14,385,296	143,853	19,669,145	(22,507,206)	(2,694,208)
Net loss for year ended December 31, 2005		-	-	-	(669,011)	(669,011)
Issuance of common stock for services	0.29-0.4467	37,994	380	12,832	-	13,212
Issuance of common stock for cash in private placements	0.20-0.22	4,928,700	49,287	800,702	-	849,989
Exercise of options for service	0.32-0.35	450,000	4,500	145,500	-	150,000
Issuance of warrants in connection with debt		-	-	20,105	-	20,105
Purchase and retirement of common stock	0.55	(120)	(1)	(65)		(66)
Balance at December 31, 2005		19,801,870	$ 198,019	$ 20,648,219	$ (23,176,217)	$ (2,329,979)

See accompanying summary of significant accounting policies and notes to consolidated financial statements.

Amarillo Biosciences, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

	Years ended December 31	
Operating Activities	**2005**	**2004**
Net income (loss)	$ (669,011)	$ (595,205)
Adjustments to reconcile net income (loss) to		
Net cash provided by (used for) operating activiti		
Depreciation and amortization	12,439	29,041
Common stock issued for services	150,712	105,960
Issuance of warrants in connection with debt	20,105	
Changes in operating assets and liabilities:		
Other current assets	(1,953)	4,737
Accounts payable	(120,381)	18,490
Accrued expenses	(47,302)	108,925
Net cash used in operating activities	(655,391)	(328,052)
Investing Activities		
Patents	-	(3,486)
Net cash provided by (used in) investing activities	-	(3,486)
Financing Activities		
Proceeds from notes payable	-	20,000
Proceeds from excersise of options	12,500	-
Repayments of notes payable	(20,000)	(10,500)
Purchase and retirement of common stock	(66)	-
Issuance of common stock	849,989	317,021
Net cash provided by financing activities	842,423	326,521
Net increase (decrease) in cash	187,032	(5,017)
Cash at beginning of period	6,283	11,300
Cash at end of period	$ 193,315	$ 6,283
Supplemental Cash Flow Information		
Cash paid for interest	$ 36,967	$ 5,542

See accompanying summary of significant accounting policies and notes to consolidated financial statements.

Amarillo Biosciences, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2005

1. Organization and Summary of Significant Accounting Policies

Organization and Business

Amarillo Biosciences, Inc. (the "Company" or "ABI"), a Texas corporation formed in 1984, is engaged in developing biologics for the treatment of human and animal diseases. The Company is continuing its clinical studies as part of the process of obtaining regulatory approval from the United States Food and Drug Administration ("FDA"), so that commercial marketing can begin in the United States. The Company has developed a dietary supplement and an interferon alpha lozenge, but have not commenced any significant product commercialization activities.

The Company's viability is dependent upon successful commercialization of products resulting from its research and product development activities. The Company plans on working with commercial development partners in the United States and in other parts of the world to provide the necessary sales, marketing and distribution infrastructure to successfully commercialize the interferon alpha product for both human and animal applications. All of the Company's products will require significant additional development, laboratory and clinical testing and investment prior to the Company obtaining regulatory approval to commercially market its product(s). Accordingly, for at least the next few years, the Company will continue to incur research and development and general and administrative expenses and may not generate sufficient revenues from product sales to support its operations.

The Company has been dependent upon financing from its stockholders. The Company's activities have been financed primarily through the issuance of common stock, and under an agreement with a major stockholder, and its initial public offering.

The Company's 2006 Plan of Operations calls for the Company to expend approximately $5 million in 2006. At December 31, 2005, the Company had available cash of $193,315 and negative working capital of approximately ($2,402,174). The Company's continued losses and lack of liquidity indicate that the Company may not be able to continue as a going concern for a reasonable period of time. The Company's ability to continue as a going concern is dependent upon several factors including, but not limited to, the Company's ability to generate sufficient cash flows to meet its obligations on a timely basis, obtain additional financing and continue to obtain supplies and services from its vendors. The Company will need to raise additional funds in order to execute its 2006 Plan. The Company is presently negotiating with human health commercial development partners in various regions of the world including the United States, China, South America and Southeast Asia. The Company believes that one or more of these agreements will be executed during 2006. These agreements could generally include provisions for the commercial partner to pay ABI a technology access fee, could include payments for a portion of the clinical trial expenses, could include payment obligations to ABI upon the accomplishment of certain defined tasks and/or could provide for payments relating to the future sales of commercial product. These agreements could be an important source of funds for ABI. However, there can be no assurance that the Company will be successful in obtaining additional funding from either human health and animal health commercial development partners or private investors. If the Company is not successful in raising additional funds, it will need to significantly curtail clinical trial expenditures, to further reduce staff and administrative expenses, and may be forced to cease operations.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Amarillo Cell of Canada, Inc., Veldona Africa, Inc., Veldona Poland, Inc., Vanguard Biosciences, Inc. and ABI Taiwan, Inc. (all Texas corporations). All significant intercompany balances and transactions have been eliminated in consolidation. The effect of translation of foreign currencies is not material.

Fair Value of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, receivables and debt. The carrying amount of these financial instruments approximates fair value due either to length of maturity or interest rates that approximate prevailing market rates unless otherwise disclosed in these consolidated financial statements.

Recent Accounting Pronouncements

In December 2004, the FASB, issued a revision to SFAS 123, also known as SFAS 123R, that amends existing accounting pronouncements for share-based payment transactions in which an enterprise receives employee and certain non-employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. SFAS 123R eliminates the ability to account for share-based compensation transactions using APB 25 and generally requires such transactions be accounted for using a fair-value-based method. SFAS 123R's effective date would be applicable for awards that are granted, modified, become vested, or settled in cash in interim or annual periods beginning after June 15, 2005. SFAS 123R includes three transition methods: one that provides for prospective application and two that provide for retrospective application. The Company adopted SFAS 123R commencing in the third quarter of the fiscal year ending December 31, 2005. It is expected that the adoption of SFAS 123R will cause the Company to record, as expense each quarter, a non-cash accounting charge approximating the fair value of such share based compensation meeting the criteria outlined in the provisions of SFAS 123R.

Long-lived Assets

Fixed assets are stated on the basis of historical cost less accumulated depreciation. Depreciation is provided using the straight-line method over the two to five year estimated useful lives of the assets.

Impairment losses are recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. No impairment losses have been recorded since inception.

Patents; Patent Expenditures

ABI holds patent license agreements and also holds patents which are owned by the Company. All patent license agreements remain in effect over the life of the underlying patents. Accordingly, the patent license fee is being amortized over 15-17 years using the straight-line method. Patent fees and legal fees associated with the issuance of new owned patents are capitalized and amortized over 15-17 years. Amortization expense amounted to $12,379 and $19,321 for the years ended December 31, 2005 and 2004, respectively.

Income Taxes

The asset and liability approach is used to account for income taxes by recognizing deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. The Company records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized.

Revenue Recognition

Dietary supplement and interferon sales

Revenues for the dietary supplement sales are recognized when an arrangement exists, the price is fixed and it has been determined that collectibilty is reasonably assured. This generally occurs at the point when the goods are shipped to the customer,

Federal research grant

On May 2, 2005, the Company was awarded a research grant through the National Institute of Health, Small Business Innovation Research Program. The Ohio State University was sub-contracted to perform the research associated with this grant. Funds are drawn down electronically through the U.S. Department of Health & Human Services Program Support Center, Financial Management Service, Division of Payment Management (DPM). The sub-contractor requests funds to perform the research, the Company then requests a draw from the DPM, the funds are wired to the Company's bank account and a check is sent to the sub-contractor. These funds are recognized by the Company when received and expensed when payment is made to the sub-contractor.

Royalty revenue

Royalty revenue is calculated based on a percent of sales relating to a license. Amarillo recognized revenue on these royalties in the month the revenue is generated by the licensee.

Research and Development

Research and development costs are expensed as incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock Options

Stock based compensation. The Company accounts for its employee stock-based compensation plans under Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees. There were 520,000 options granted to purchase common stock in the three months ended March 31, 2005, with an exercise price of $0.40 per share with a 5 year term. No options were granted in the three month period ending June 30, 2005. During the three month period ending September 30, 2005 there were 3,400,000 options granted to purchase common stock, with an exercise price of $0.30 per share with a 5 year term. These options vest immediately. No options were granted in the three month period ending December 31, 2005.

The following table illustrates the effect on net loss and net loss per share if Amarillo had applied the fair value provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	2005		2004	
Net loss, as reported	$	(625,186)	$	(595,205)
Less: stock based compensation determined under fair value based method	$	(984,339)	$	(360,199)
Pro forma net loss	$	(1,609,525)	$	(955,404)
Basic and diluted net loss per share				
As reported	$	(0.04)	$	(0.05)
Pro forma	$	(0.10)	$	(0.08)

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield 0.0%, expected volatility of 141.0%, risk-free interest rate of 1.5% and expected life of 60 months.

Basic and Diluted Net Loss Per Share

Net loss per share is based on the number of weighted average shares outstanding. The effect of warrants and options outstanding (see Notes 7 and 8) is anti-dilutive.

2. Equipment

Equipment is stated at cost and consists of the following:

	December 31, 2005
Furniture and equipment	$54,011
	54,011
Less accumulated depreciation	53,286
	$725

Depreciation expense amounted to $60 and $1,667 for the years ended December 31, 2005 and 2004, respectively.

3. Notes Payable

The Company had a loan agreement with HBL (July 22, 1999), which called for HBL to loan the Company $3,000,000 to be advanced in three installments. One of these 3 notes was converted into stock as shown below. The annual interest rate on unpaid principal from the date of each respective advance was 4 ½%, with accrued interest being payable at the maturity of the note. $1,000,000 was payable on or before December 3, 2005, or on or before the expiration of one (1) year after approval of the Company's product by the FDA, whichever occurs first. This note has been extended and is payable on or before December 3, 2006, or on or before the expiration of one (1) year after approval of the Company's product by the FDA, whichever occurs first. The other $1,000,000 is due on or before February 29, 2007, or on or before the expiration of one year after approval of the Company's product by the

FDA, whichever occurs first.

On September 30, 1999, the Company entered into an Agreement to Convert Debt with HBL regarding the above described note payable to HBL in the then principal amount of $1,000,000, the first loan installment having by then been advanced. On October 15, 1999, pursuant to the Agreement to Convert Debt, HBL canceled the then note balance in exchange for 1,111,831 shares of common stock of the Company valued at the then market value of $0.9044 per share. This stock conversion leaves the Company owing HBL a principal amount of $2,000,000 plus accrued interest.

Effective November 1, 2002 the Company executed a Promissory Note for $45,000 payable to an individual stockholder. The Promissory Note accrues interest at the rate per year that will be the lesser of 3% in excess of the prime interest rate published from time to time in the Wall Street Journal, adjusted on the first day of each calendar month based on such rate then in effect, or the maximum nonusurious rate of interest permitted by applicable law. Accrued interest is payable monthly, in arrears and the entire principal amount was payable October 31, 2004, in November 2005 the Company paid $20,000 toward the principle of this note and a the Note was amended restating the Note amount as $25,000, this Note is due October 31, 2006. The Note Holder is granted the right to purchase the following; up to 30,000 shares of stock at an exercise price of $0.15 per share on or before October 31, 2006; up to 30,000 shares of stock at an exercise price of $0.22 per share on or before October 31, 2007; and 30,000 shares of stock at an exercise price of $0.47 per share on or before November 15, 2008.

Effective March 21, 2003 the Company executed a second Promissory Note for $45,000 payable to the same individual stockholder. The Promissory Note accrues interest at the rate per year that will be the lesser of 3% in excess of the prime interest rate published from time to time in the Wall Street Journal, adjusted on the first day of each calendar month based on such rate then in effect, or the maximum nonusurious rate of interest permitted by applicable law. Additions were made to this Promissory Note as follows: January 27, 2004, $5,000; February 6, 2004 $5,000 and November 30, 2004 $10,000, bringing the total of this Note to $65,000. Accrued interest is payable monthly, in arrears and the entire principal amount is payable March 20, 2005. This note payable date was extended to March 20, 2006. The Note Holder is granted the right to purchase the following; up to 50,000 shares of stock at an exercise price of $0.06 per share on or before March 31, 2007; and 30,000 shares of stock at an exercise price of $0.50 per share on or before March 20, 2008.

On October 10, 2003 and December 31, 2003, unsecured loans totaling $14,000 were received from an individual stockholder. Subsequently, on February 26, 2004, $10,500 of that money was used to purchase private placement shares of the Company. The Company is still in debt to the stockholder for $3,500.

The Company has secured a line of credit for up to $10,000 from it's bank Wells Fargo. This line is used from time to time for purchases.

4. Manufacturing and Supply Agreements

The Company was a party to the following manufacturing and supply agreements at December 31, 2005:

The Company has a Joint Development and Manufacturing/Supply Agreement with HBL (the Development Agreement), a major stockholder under which HBL will formulate, manufacture and supply HBL interferon for the Company or any sublicensee. In exchange, HBL is entitled to receive a transfer fee, specified royalties and a portion of any payment received by the Company for sublicense of rights under this agreement. The agreement further provides that the Company sublicense to HBL the right to market HBL interferon for oral use in humans and in non-human, warm-blooded species in Japan, in exchange for the Company receiving a royalty fee based on net sales. The Company is the exclusive agent for the development of HBL interferon for non-oral use in humans and in non-human, warm-blooded species in North America, in exchange, HBL is entitled to receive a transfer fee based on units of interferon supplied and the agreement also provides that a royalty fee be paid to HBL. As part of the License

Agreement with Atrix Laboratories, Inc. (executed September 7, 2001, terminated May 22, 2003) a second amendment to the Development Agreement was executed extending the Development Agreement to March 12, 2005 and will be renewed automatically for successive three-year terms. The current expiration date of the Development Agreement is March 12, 2008.

The Company has a supply agreement with HBL under which the Company gained an exclusive right to purchase and distribute anhydrous crystalline maltose for the treatment of dry mouth (xerostomia). This exclusive supply agreement is worldwide, excluding Japan.

5. License and Sublicense Agreements

The Company holds patent rights for which the Company has paid certain license fees under three license agreements. Under these agreements, the Company will pay the licensor a portion of any sublicense fee received by the Company with respect to the manufacturing, use or sale of a licensed product, as well as a royalty fee based on the net selling price of licensed products, subject to a minimum annual royalty. The Company has also entered into various sublicense agreements under which the Company is entitled to receive royalties based on the net sales value of licensed products.

6. Research Agreements

The Company contracts with third parties throughout the world to conduct research including studies and clinical trials. These agreements are generally less than one year in duration.

7. Common and Preferred Stock

The Company has 50,000,000 shares of voting common shares authorized for issuance and 10,000,000 shares of preferred stock authorized for issuance which is issuable in series. To date, no preferred stock has been issued.

The Company has 7,512,862 shares of common stock reserved for issuance upon exercise of options and warrants granted.

In 2005, the Company sold 4,928,700 unregistered shares of its voting common stock in private placement offerings. Of these sales, 1,380,000 shares were sold for $0.10 per share; 3,435,000 shares for $0.20 per share; 113,700 shares for $0.22 per share; generating $850,014 in cash.

During the year ended December 31, 2005, the Board of Directors authorized the issuance of 37,994 shares of restricted common stock to consultants in lieu of cash payments. Based upon the common stock trading price at the times of issuance, and FASB rules, a non-cash consulting expense of $13,211 was recorded for the issuance of these shares during the year ended December 31, 2005.

8. Stock Options and Warrants

During 2005, the Company issued 450,000 options to consultants, to purchase restricted common stock in exchange for consulting services. The options are as follows, 250,000 at $0.01 per share, and 200,000 options at $0.05 per share. These options were exercised and the fair market value of the stock sales were stated; 250,000 shares for $0.01 per share, generating $2,500 in cash and $77,500 in non-cash consulting services; and 200,000 shares for $0.05 per share, generating $10,000 in cash and $60,000 in non-cash consulting services.

The Company has two stock option plans: the 1996 Employee Stock Option Plan (Employee Plan) and the Outside Director and Advisor Stock Option Plan (Director Plan). The Employee Plan has authorized the grant of options to employees for up to 590,000 shares of the Company's common stock. All options granted have five to ten year terms and become exercisable over a four to five year period. The option price is equal to 100% to 110% of the fair value of the common stock on the date of grant depending on the percentage of common stock owned by the optionee on the grant date. The Director Plan allows options to purchase a maximum of 410,000 shares of the Company's common stock to be granted to outside directors and scientific advisors to the Company at an exercise price equivalent to 100% of the fair market value of the common stock on the date of grant. These are ten-year options and become exercisable over a period of five years.

A summary of the Company's stock option activity and related information for the year ended December 31, is as follows:

	2005		2004	
	Options	**Price**	**Options**	**Price**
Outstanding Beg of Year	2,925,862	0.41	2,071,688	0.54
Granted	3,920,000	0.31	1,500,000	0.25
Cancelled	-		(494,312)	1.12
Exercised	-		(151,514)	0.06
Outstanding End of Year	6,845,862	0.31	2,925,862	0.41
Exercisable End of Year	6,845,862	0.31	2,925,862	0.41

Exercise prices for options outstanding as of December 31, 2005 ranged from $0.06 to $5.00. Of these options, 10,000 have exercise prices ranging from $4.00 to $5.00 and the remainder range from $0.06 to $1.63. The weighted-average remaining contractual life of those options is 5.01 years.

9. Employee Benefit Plan

The Company has a Simplified Employee Pension Plan (the Plan), which is a contributory plan that covers all employees of the Company. Contributions to the Plan are at the discretion of the Company. The plan expense for the years ended December 31, 2005 and 2004, were $0, and $0, respectively.

10. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting purposes. The Company's deferred tax asset of approximately $6,989,000 and $6,660,000 at December 31, 2005 and 2004 respectively, was subject to a valuation allowance of $6,989,000 and $6,660,000 at December 31, 2005 and 2004 respectively, because of uncertainty regarding the Company's ability to realize future tax benefits associated with the deferred tax assets. Deferred tax assets were comprised primarily of net operating loss carryovers under the cash method of accounting used by the Company for federal income tax reporting.

At December 31, 2005, the Company has net operating loss carryforwards of approximately $20,556,000 for federal income tax purposes expiring in 2006 through 2024. The ability of the Company to utilize these carryforwards may be limited should changes in stockholder ownership occur.

The difference between the reported income tax provision and the benefit normally expected by applying the statutory rate to the loss before income taxes results primarily from the inability of the Company to recognize its tax losses.

11. Contingencies

The Company is not a party to any litigation and is not aware of any pending litigation or unasserted claims or assessments as of December 31, 2005.

12. Related Party Transactions

The Company has relied significantly on HBL, the largest shareholder of the Company, for a substantial portion of its capital requirements. Pursuant to the Development Agreement described at Item 1 of Part 1 above, HBL advanced $9,000,000 for funding of research. In addition, HBL has purchased substantial amounts of the Company's common stock from time to time, to the point where it now owns 17% of the issued and outstanding shares of common stock of the Company. HBL loaned $1 million to the Company on November 30, 1999 and an additional $1 million on February 29, 2000, both loans bearing interest at 4.5% per annum. The November 30, 1999 loan has been extended until December 2006 and extension of the February 29, 2000 loan is under discussion. The aggregate balance on both notes at December 31, 2005, including principal and accrued interest, was $2,510,701. In addition to the above, HBL and the Company are parties to various license and manufacturing and supply agreements pursuant to which the Company licenses certain technology to or from HBL. HBL supplies formulations of its interferon alpha and other products to the Company.

All future transactions and loans between the Company and its officers, directors and 5% shareholders will be on terms no less favorable to the Company than could be obtained from independent third parties. There can be no assurance, however, that future transactions or arrangements between the Company and its affiliates will be advantageous, that conflicts of interest will not arise with respect thereto or that if conflicts do arise, that they will be resolved in favor of the Company.

In the ordinary course of business, the Company has and expects to have transactions with related parties, including stockholders. In addition to the transactions disclosed elsewhere in these financial statements, during 2005 the Company has used the law firm of SandersBaker, P.C. Mr. Edward Morris, Secretary of the Company, is a partner in that firm. The Company was invoiced $20,354 during 2005 for legal services rendered by SandersBaker.

13. Subsequent Events (Unaudited)

On March 14, 2006 the Company paid a Promissory Note for $65,000 payable to an individual stockholder.

Since December 31, 2005, the Company has sold 1,471,060 shares of unregistered stock in private placement offerings. Of these sales, 671,000 shares were sold for $0.20 per share; 200,000 were sold for $0.38 per share; 600,000 were sold for $0.52 per share; generating cash of $522,260.